NEWS RELEASE

EMX Royalty Provides Rawhide Gold-Silver Mining Operation Investment Update

Vancouver, British Columbia, July 28, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on its equity interest in the Rawhide gold-silver mine in Nevada, via its 19.9% ownership in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the mining operation. RAH advised the Company that for the six months ending on June 30th, 2020 a total of 11,159 ounces of gold and 85,034 ounces of silver have been sold for total revenue of approximately US $17.7 million. This year's production has been sourced from the recently commissioned Regent open pit, which was permitted by RAH in early 2019 and put into production shortly thereafter. The Regent operations are located approximately three kilometers northwest of the Rawhide open pits, where much of the historic mining in the district took place.

RAH also advised that production at Rawhide-Regent is accelerating after recently receiving air quality permits that allowed for expansion of the crushing systems. The timing of this advancement poises RAH to ramp up production through the coming months, and to take advantage of increasingly favorable precious metal market conditions.

RAH has commissioned an independent resource estimate and technical report for the project according to CIM guidelines and NI 43-101 requirements. The report is expected to be delivered in Q3.

Overview of the Rawhide Operations. The Rawhide operations occur in Nevada's Walker Lane gold-silver belt, amidst multiple historic mines that produced more than one million ounces of gold (e.g., Comstock, Round Mountain, Borealis, and Tonopah). The Rawhide mine was previously operated as a subsidiary of Kennecott Corporation prior to Coral Reef Capital, a private equity firm, partnering with the Rawhide mine management team to acquire the property from Rio Tinto Plc in 2010. EMX made the investment in the Rawhide operations in late 20191, guided by the Company's strategy of acquiring interests in near-term cash flowing assets.

Gold was discovered at Rawhide in 1906, with intermittent small-scale production until Kennecott undertook open pit mining from 1990-2003, producing 1.4 million ounces of gold and 10.9 million ounces of silver2. Residual heap leaching until 2010 recovered an additional 188 thousand ounces of gold and 1.9 million ounces of silver. From 2011-2019 RAH produced 189 thousand ounces of gold and 2.1 million ounces of silver.

Gold-silver mineralization at Rawhide has been historically mined from a series of low sulfidation epithermal veins, vein swarms and replacement zones hosted by various basaltic to rhyolitic volcanic units. The lower grade bulk tonnage mineralization that is the focus of current operations occurs between structures within permeable volcanic units and at intrusive contacts.

Comments on Technical Information. The foregoing technical information regarding the Rawhide operation has been provided to EMX by RAH. EMX has verified such information and believes it to be reliable and relevant. EMX's assessment of RAH's Rawhide and Regent open pit operations has included field assessments and review of internal reports authored by RAH and its consultants. EMX's Rawhide investment is not considered to be material to the Company.

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1 See EMX News Release dated December 19, 2019.

2 Rawhide Mining Corporation internal report (2019).

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Qualified Person. Dr. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF")  for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com